

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2020

Nathan Judge
Head of Investor Relations
Azure Power Global Ltd
3rd Floor, Asset 301-304
Worldmark 3, Aerocity
New Delhi 110037, India

 Re: Azure Power Global Ltd
 Registration Statement on Form F-3
 Filed October 14, 2020
 File No. 333-249479

Dear Mr. Judge:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation

cc: John Chrisman